Moody National REIT II, Inc. 10-K

EXHIBIT 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the securities of Moody National REIT II, Inc. (the “Company” or “we,” “us” or “our”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of Maryland General Corporation Law (“MGCL”), and the full text of our charter and bylaws.

General

Under our charter, we have authority to issue a total of 1,100,000,000 shares of capital stock, $ 0.01 par value per share. On June 12, 2017, we renamed our outstanding shares of common stock as Class A common stock and reclassified our authorized and unissued Class A shares into three new share classes: Class D, Class I, and Class T common stock. Of the 1,100,000,000 shares of capital stock authorized, 250,000,000 shares are classified as Class A common stock, 250,000,000 shares are classified as Class D common stock, 250,000,000 shares are classified as Class I common stock, 250,000,000 shares are classified as Class T common stock and 100,000,000 shares of capital stock are classified as preferred stock. We have no Class D stockholders. Our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue.

Common Stock

Except for certain charter amendments that would alter only the contract rights of a particular class of common stock, in which case the holders of shares of that class have exclusive voting rights on the amendment and no holders of any other class or series of shares will be entitled to vote thereon, the holders of each class of shares of our common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of our directors. Our charter does not provide for cumulative voting in the election of directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire board of directors. Subject to any preferential rights of any outstanding class or series of preferred stock, the holders of shares of our common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon liquidation, are entitled to receive all assets available for distribution to stockholders. Holders of shares of our common stock will not have preemptive rights, which means that stockholders will not have an automatic option to purchase any new shares of common stock that we issue, or have appraisal rights, unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of our stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise such rights. Stockholders are not liable for our acts or obligations due to their status as stockholders.

Our board of directors has authorized the issuance of shares of our capital stock without certificates. Shares of our common stock are held in “uncertificated” form which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. DST Systems, Inc. acts as our registrar and as the transfer agent for shares of our common stock.

Fees on Shares of our Common Stock

Each Class A share issued in the primary offering was subject to an upfront selling commission of up to 6.0% of the purchase price per share and an upfront dealer manager fee of up to 2.5% of the purchase price per share. There is no stockholder servicing fees charged with respect to the Class A shares.

Each Class I share issued in the primary offering was subject to an up-front dealer manager fee of up to 1.0% of the purchase price per share. All of such dealer manager fee was waived for shares purchased through non-affiliated registered investment advisors. There was no selling commissions or stockholder servicing fees charged with respect to the Class I shares.

Each Class T share issued in the primary offering was subject to an upfront selling commission of up to 3.0% of the purchase price per share and an upfront dealer manager fee of up to 2.5% of the purchase price per share.

In addition, each outstanding Class T share sold in our primary offering is subject to an annual stockholder servicing fee that accrues daily in an amount equal to 1/365th of up to 1.0% of the NAV per Class T share sold in the primary offering.

The stockholder servicing fee paid on the Class T Shares will terminate on the earlier of: (i) a listing of the Class A shares on a national securities exchange; (ii) our merger or consolidation with or into another entity, any voluntary or involuntary liquidation, dissolution or winding up of our company or other disposition of all or substantially all of our assets, in each case in a transaction in which our stockholders receive cash and/or shares listed on a national securities exchange; (iii) the end of the month in which our dealer manager determines that total underwriting compensation paid in the primary offering is equal to 10.0% of the gross proceeds of the primary offering from the sale of Class A shares, Class I shares and Class T shares; and (iv) with respect to Class T shares held in a particular stockholder account, the end of the month in which total underwriting compensation from whatever source (including dealer manager fees, selling commissions and any other underwriting compensation paid to participating broker-dealers with respect such Class T shares in the stockholder account) would be in excess of 8.5% of the total gross investment amount in Class T shares determined at the time of the most recent purchase of the Class T shares held in such account (or a lower limit, provided that, in the case of a lower limit, the agreement between our dealer manager and the participating broker dealer in effect at the time Class T shares were first issued to such account sets forth the lower limit and our dealer manager advises our transfer agent of the lower limit in writing). Although we cannot predict the length of time over which the stockholder servicing fee will be paid due to potential changes in the NAV of our shares, this fee would be paid with respect to a Class T share (in the case of a limit of 8.5% of gross proceeds) for approximately three years from the date of purchase, assuming payment of the full upfront selling commissions and dealer manager fees.

Upon the termination of the payment of trailing stockholder servicing fees as described in the preceding paragraph, the applicable Class T shares will convert into Class A shares. The number of Class A shares into which a Class T share will convert will be based upon a conversion ratio equal to the NAV per share of the Class T shares on the date of conversion divided by the NAV per share of the Class A shares on the date of conversion. We cannot predict if or when any of these events will occur.

The Class I shares will convert into Class A shares upon (i) a listing of the Class A shares on a national securities exchange; or (ii) our merger or consolidation with or into another entity, any voluntary or involuntary liquidation, dissolution or winding up of our company or other disposition of all or substantially all of our assets, in each case in a transaction in which our stockholders receive cash and/or shares listed on a national securities exchange. The number of Class A shares into which a Class I share will convert will be based upon a conversion ratio equal to the NAV per share of the Class I shares on the date of conversion divided by the NAV per share of the Class A shares on the date of conversion.

Our advisor will pay all selling commissions, dealer manager fees and stockholder servicing fees with respect to our Class A shares, Class I shares and Class T shares and may pay other fees paid on behalf of clients of nonaffiliated registered investment advisors with respect to our Class I shares. Our advisor intends to recoup such amounts through the receipt of the Contingent Advisor Payment.

We will not pay selling commissions, dealer manager fees or stockholder servicing fees on shares sold pursuant to our distribution reinvestment plan.

Our board of directors also previously classified Class D shares of common stock. We have no Class D stockholders.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed to the holders of Class A, Class I and Class T shares ratably in proportion to the respective NAV for each class after payment of or adequate provision for all our known debts and other liabilities and subject to any preferential rights of holders of preferred stock, if any preferred stock is outstanding at such time. To calculate the NAV for each class, we will first determine our NAV and then apply any class-specific fees in order to determine the respective NAV for each respective class of shares.

Preferred Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, our board of directors is required by the MGCL and by our charter to set, subject to our charter restrictions on ownership and transfer of our stock, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of repurchase for each class or series. Thus, our board of directors could authorize the issuance of shares of common stock or preferred stock with terms or conditions which could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Our board of directors has no present plans to issue preferred stock, but may do so at any time in the future without stockholder approval. The issuance of preferred stock must be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.

Meetings, Special Voting Requirements and Access to Records

An annual meeting of the stockholders will be held each year on a specific date and time set by our board of directors, upon reasonable notice to our stockholders, but no sooner than 30 days after delivery of our annual report to stockholders. Special meetings of stockholders may be called only upon the request of a majority of the directors, a majority of the independent directors, the chairman, the chief executive officer, or the president and will be called by our secretary to act upon any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast on such matter at the meeting. Upon receipt of a written request of eligible stockholders, either in person or by mail, stating the purpose of the meeting, we will provide all stockholders, within ten days after receipt of such request, written notice either in person or by mail, of such meeting and the purpose thereof. Such meeting will be held on a date not less than 15 nor more than 60 days after the distribution of such notice, at a time and place specified in the request, or if none is specified, at a time and place convenient to stockholders. The presence either in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at the meeting on any matter will constitute a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as provided in the following paragraph and except that the affirmative vote of a majority of the shares represented in person or by proxy at a meeting at which a quorum is present is required to elect a director.

Under the MGCL and our charter, stockholders are generally entitled to vote at a duly held meeting at which a quorum is present on (1) the amendment of our charter, (2) our dissolution, (3) our merger, consolidation or conversion or the sale or other disposition of all or substantially all of our assets. These matters require the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. With respect to stock owned by our advisor, directors, or any of their affiliates, neither the advisor nor such directors, nor any of their affiliates may vote or consent on matters submitted to stockholders regarding the removal of the advisor, such directors or any of their affiliates or any transaction between us and any of them. In determining the requisite percentage in interest of shares necessary to approve a matter on which our advisor, our directors or their affiliates may not vote or consent, any shares owned by any of them shall not be included.

The advisory agreement, including the selection of our advisor, is approved annually by our directors, including a majority of the independent directors. While the stockholders do not have the ability to vote to replace our advisor or to select a new advisor, stockholders do have the ability, by the affirmative vote of a majority of all the votes entitled to be cast generally in the election of directors, to remove a director from our board of directors. Any stockholder will be permitted access to all of our corporate records at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our common stock held by each of them, will be maintained as part of our books and records and will be available for inspection by any stockholder or the stockholder’s designated agent at our office. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any stockholder who requests the list within 10 days of the request. A stockholder may request a copy of the stockholder list in connection with matters relating to voting rights and the exercise of stockholder rights under federal proxy laws. A stockholder requesting a list will be required to pay the reasonable costs of postage and duplication. We have the right to request that a requesting stockholder represent to us that the list will not be used to pursue commercial interests. In connection with the mailing of a stockholder list to a requesting stockholder, the copy of the stockholder list will be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than ten-point type). We may impose a reasonable charge for expenses incurred in reproduction pursuant to a stockholder request. In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. If a proper request for the stockholder list is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder will not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting stockholder’s interest in our affairs.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance. Our charter also prohibits any stockholder from transferring shares of stock to a person who makes a tender offer which does not comply with such provisions unless such stockholder has first offered such shares of stock to us at the tender offer price in the non-compliant tender offer.

Restriction on Ownership of Shares of Capital Stock

For us to qualify as a REIT, no more than 50% in value of the outstanding shares of our stock may be owned, directly or indirectly through the application of certain attribution rules under the Internal Revenue Code, by any five or fewer individuals, as defined in the Internal Revenue Code to include specified entities, during the last half of any taxable year. In addition, the outstanding shares of our stock must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year, excluding our first taxable year for which we elect to be taxed as a REIT. In addition, we must meet requirements regarding the nature of our gross income to qualify as a REIT. One of these requirements is that at least 75% of our gross income for each calendar year must consist of rents from real property and income from other real property investments. Subject to special rules for leases to our TRS-lessees, the aggregate of the rents received by our operating partnership from any tenant will not qualify as rents from real property, which could result in our loss of REIT status, if we own, actually or constructively within the meaning of certain provisions of the Internal Revenue Code, 10% or more of the ownership interests in that tenant. To assist us in preserving our status as a REIT, among other purposes, our charter contains limitations on the ownership and transfer of shares of our stock which prohibit: (1) any person or entity from owning or acquiring, directly or indirectly, more than 9.8% of the value of the aggregate of our then outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of the aggregate of our then outstanding Class A, Class I or Class T shares of common stock and (2) any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of our outstanding shares of capital stock by fewer than 100 persons. In addition, our charter prohibits any transfer of, or other event with respect to, shares of our capital stock that (1) would result in us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (2) would cause us to own, actually or constructively, 9.8% or more of the ownership interests in a tenant of our real property or the real property of our operating partnership or any direct or indirect subsidiary of our operating partnership or (3) would otherwise cause us to fail to qualify as a REIT.

Our charter provides that the shares of our capital stock that, if transferred, would: (1) result in a violation of the 9.8% ownership limits; (2) result in us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code; (3) cause us to own 9.8% or more of the ownership interests in a tenant of our real property or the real property of our operating partnership or any direct or indirect subsidiary of our operating partnership; or (4) otherwise cause us to fail to qualify as a REIT, will be transferred automatically to a trust effective on the day before the purported transfer of such shares of our capital stock. We will designate a trustee of the trust that will not be affiliated with us or the purported transferee or record holder. We will also name a charitable organization as beneficiary of the trust. The trustee will receive all distributions on the shares of our capital stock in the trust and will hold such distributions in trust for the benefit of the beneficiary. The trustee also will vote the shares of capital stock in the trust and, subject to Maryland law, will have the authority to rescind as void any vote cast by the intended transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. The intended transferee will acquire no rights in such shares of capital stock, unless, in the case of a transfer that would cause a violation of the 9.8% ownership limits the transfer is exempted (prospectively or retroactively) by our board of directors from the ownership limits based upon receipt of information (including certain representations and undertakings from the intended transferee) that such transfer would not violate the provisions of the Internal Revenue Code for our qualification as a REIT. If the transfer to the trust would not be effective for any reason to prevent a violation of the foregoing limitations on ownership and transfer, then the transfer of that number of shares that otherwise would cause the violation will be null and void, with the intended transferee acquiring no rights in such shares. In addition, our charter provides that any transfer of shares of our capital stock that would result in shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void and the intended transferee will acquire no rights in such shares of our capital stock.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows. The intended transferee will receive an amount equal to the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the “market price” (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. Any net sale proceeds in excess of the amount payable to the intended transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the intended transferee, then (1) the shares will be deemed to have been sold on behalf of the trust and (2) to the extent that the intended transferee received an amount for the shares that exceeds the amount described above that such intended transferee was entitled to receive, such excess will be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (2) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee. We may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.

Any person who acquires or attempts or intends to acquire shares of our capital stock in violation of the foregoing restrictions or who owns shares of our capital stock that were transferred to any such trust is required to give immediate written notice to us or, in the case of a proposed or attempted transaction, at least 15 days’ prior written notice. In both cases, such persons must provide to us such other information as we may request to determine the effect, if any, of such event on our status as a REIT. The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to attempt to, or to continue to qualify as a REIT or that compliance is no longer required in order for REIT qualification.

The ownership limits do not apply to a person or persons that our board of directors exempts (prospectively or retroactively) from the ownership limits upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns more than 5.0% (or such lower percentage applicable under Treasury Regulations) of the outstanding shares of our capital stock during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares of our capital stock beneficially owned.

Distributions

Our board of directors first authorized a distribution in July 2015, and we paid our first distribution in August 2015. We expect to continue paying monthly distributions unless our results of operations, our general financial condition, the general economic condition or other factors prohibit us from doing so. The timing and amount of distributions will be determined by our board of directors in its discretion and may vary from time to time. In connection with a distribution to our stockholders, our board of directors intends to authorize a monthly distribution for a certain dollar amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using daily record and declaration dates. Each stockholder’s distributions will begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock.

Distributions will be made on all classes of our common stock at the same time. As of January 16, 2018, our advisor assumed the obligation to pay all ongoing stockholder servicing fees with respect to our Class T shares. Accordingly, going forward, we anticipate that holders of our Class A shares, Class I shares and Class T shares will receive the same amount of distributions per share regardless of share class. Prior to January 16, 2018, holders of our Class T shares received lower per share distributions because of the ongoing stockholder servicing fees associated with such share classes, which were paid by us and deducted from the distribution amounts payable to our stockholders on such shares.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for federal income tax purposes. Generally, income distributed will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our taxable income each year (computed without regard to the distributions paid deduction and our net capital gain). Distributions will be authorized at the discretion of our board of directors and declared by us, in accordance with our earnings, cash flow and general financial condition. Our board of directors’ discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. We are authorized to borrow money, issue new securities or sell assets to make distributions. There are no restrictions on the ability of our operating partnership to transfer funds to us.

Distributions in kind shall not be permitted, except for (1) distributions of readily marketable securities, (2) distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter or (3) distributions for which our board of directors advises each stockholder of the risks associated with direct ownership of the property, our board of directors offers each stockholder the election of receiving such in-kind distributions and in-kind distributions are made only to those stockholders that accept such offer. The receipt of marketable securities in lieu of cash distributions may cause stockholders to incur transaction expenses in liquidating the securities. We do not have any current intention to list our shares of our common stock on a national securities exchange, nor is it expected that a public market for our shares of common stock will develop.

We can give no assurance that we will pay distributions solely from our cash flow from operations in the future, especially during the period when we are raising capital and have not yet acquired a substantial portfolio of income-producing investments. Our long-term policy will be to pay distributions from cash flow from operations. However, distributions paid during the early stages of our offering and before we have acquired a substantial portfolio of real estate assets have been, and may continue to be, funded primarily from offering proceeds. Our organizational documents permit us to pay distributions from any source, including loans, our advisor’s deferral of fees and expense reimbursements and offering proceeds. We have not established a limit on the amount of proceeds we may use from the sale of our stock to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have fewer funds available for investments and a stockholder’s overall return on its investment in us will be reduced.

On March 24, 2020, in response to the COVID-19 pandemic, our board of directors approved the suspension of the payment of distributions to our stockholders, effective immediately.

Distribution Reinvestment Plan

Pursuant to our distribution reinvestment plan stockholders may elect to have the cash distributions they receive reinvested in shares of our common stock at a price equal to the most recently determined estimated NAV per share for such class of common stock.

Stockholders may elect to participate in the distribution reinvestment plan by completing the subscription agreement, the enrollment form or by other written notice to the plan administrator. Participation in the plan will begin with the next distribution made after acceptance of a participant’s written notice. Participation in the plan may be terminated with respect to any person to the extent that a reinvestment of distributions in shares of our common stock would cause the share ownership limitations contained in our charter to be violated. Following any termination of our distribution reinvestment plan, all subsequent distributions to stockholders would be made in cash. No selling commissions or dealer manager fees are payable on shares sold through our distribution reinvestment plan.

Stockholders who elect to participate in the distribution reinvestment plan, and who are subject to United States federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash. The tax consequences of participating in our distribution reinvestment plan will vary depending upon each participant’s particular circumstances, and stockholders are urged to consult their own tax advisor regarding the specific tax consequences of participation in the distribution reinvestment plan.

All material information regarding the distributions to stockholders and the effect of reinvesting the distributions, including tax consequences, will be provided to our stockholders at least annually. Each stockholder participating in the distribution reinvestment plan will have an opportunity to withdraw from the plan at least annually after receiving this information.

Our board of directors may amend, suspend or terminate the distribution reinvestment plan at its discretion at any time upon ten days’ notice to our stockholders. On March 24, 2020, in response to the COVID-19 pandemic, our board of directors approved the termination of our distribution reinvestment plan, effective as of April 6, 2020.

Share Repurchase Program

Our share repurchase program may provide an opportunity for our stockholders to have shares of our common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the current offering price per share for the particular class of shares being repurchased. No shares can be repurchased under our share repurchase program until after the first anniversary of the date of purchase of such shares; provided, however, that this holding period will not apply to repurchases requested within two years after the death or qualifying disability of a stockholder. Other than with respect to shares being repurchased in connection with a stockholder’s death or qualifying disability (as described below), we will repurchase shares under our share repurchase program for the lesser of the price paid for the shares by the stockholders whose shares are being repurchased or 95% of the then-current estimated NAV per share for the applicable share class, as determined by our board of directors.

Repurchase requests made within two years of death or “qualifying disability” of a stockholder will be repurchased at a price equal to the purchase price paid by such deceased or disabled stockholder for such shares or, in the case of repurchases following the conclusion of our public offering, at a price based upon our current estimated NAV per share and other factors that our board of directors deems relevant. Our board of directors, in its sole discretion, shall make the determination of whether a stockholder has a qualifying disability after receiving written notice from the stockholder. Generally, our board of directors will consider a stockholder to have a qualifying disability if the stockholder is (1) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (2) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the stockholder’s employees. We must receive written notice within 180 days after such stockholder’s qualifying disability.

We are not obligated to repurchase shares of our common stock under the share repurchase program. Notwithstanding the procedures discussed below, our board of directors may, in its sole discretion, accept or reject any share repurchase request made by any stockholder at any time.

To the extent we determine to accept share repurchase requests from our stockholders, repurchase of shares of our common stock will be made quarterly upon written request to us at least 15 days prior to the end of the applicable quarter. Repurchase requests will be honored approximately 30 days following the end of the applicable quarter. We refer to the last day of the applicable quarter as the “repurchase date.” Stockholders may withdraw their repurchase request at any time up to three business days prior to the repurchase date.

We cannot guarantee that the funds set aside for the share repurchase program will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to repurchase all of the shares of our common stock for which repurchase requests have been submitted in any quarter, we plan to repurchase the shares of our common stock on a pro rata basis on the repurchase date. In addition, if we repurchase less than all of the shares subject to a repurchase request in any quarter, with respect to any unrepurchased shares, a stockholder can (1) withdraw its request for repurchase or (2) ask that we honor the request in a future quarter, if any, when such repurchases can be made pursuant to the limitations of the share repurchase when sufficient funds are available. Such pending requests will be honored on a pro rata basis.

To the extent our board of directors determines to accept share repurchase requests from our stockholders, we presently intend to limit the number of shares to be repurchased during any calendar year to the lesser of (1) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year and (2) the number of shares of our common stock that could be repurchased with the net proceeds from the sale of shares under the distribution reinvestment plan in the prior calendar year plus such additional funds as may be reserved for share repurchase by our board of directors. Shares subject to a repurchase request upon the death of a stockholder will be included in calculating the maximum number of shares that may be repurchased; however, the volume limitation will not apply to repurchases upon the death of a stockholder. There is no fee in connection with a repurchase of shares of our common stock.

The aggregate amount of repurchases under our share repurchase program is not expected to exceed the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan. However, to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan are not sufficient to fund repurchase requests pursuant to the limitations outlined above, our board of directors may, in its sole discretion, choose to use other sources of funds to repurchase shares of our common stock. Such sources of funds could include cash on hand, cash available from borrowings and cash from liquidations of securities investments as of the end of the applicable month, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders or purchases of real estate assets. If funds available for our share repurchase program are not sufficient to accommodate all requests, shares will be repurchased as follows: first, pro rata as to repurchases upon the death or disability of a stockholder; next pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and, finally, pro rata as to all other repurchase requests.

In addition, the board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time if it determines that the funds available to fund the share repurchase program are needed for other business or operational purposes or that amendment, suspension or termination of the share repurchase program is in the best interest of our stockholders. If the board of directors decides to amend, suspend or terminate the share repurchase program, we will provide stockholders with no less than 10 days’ prior written notice, which notice may be provided (a) in a current report on Form 8-K or in our annual or quarterly reports, as publicly filed or furnished with the SEC, or (b) in a separate mailing to our stockholders. Therefore, a stockholder may not have the opportunity to make a repurchase request prior to any potential termination of our share repurchase program.

On March 24, 2020, in response to the COVID-19 pandemic, our board of directors approved the suspension of our share repurchase program, effective as of April 6, 2020.

Business Combinations

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combinations” includes mergers, consolidations, share exchanges or, in circumstances specified in the MGCL, asset transfers and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (2) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any such business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder, voting together as a single voting group.

These super majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.

None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the business combination statute, our board of directors has exempted any business combination involving us and any person. Consequently, the five-year prohibition and the super majority vote requirements will not apply to business combinations between us and any person. As a result, any person may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super majority vote requirements and other provisions of the statute.

Should our board of directors opt into the business combination statute in the future, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Business Combination with Our Advisor

Many REITs that are listed on a national securities exchange or included for quotation on an over-the-counter market are self-administered, which means that they employ persons or agents to perform all significant management functions. The costs to perform these management functions are internal, rather than external, and no third-party fees, such as advisory fees, are paid by the REIT. We will consider becoming a self-administered REIT once our assets and income are, in our board of directors’ view, of sufficient size such that internalizing some or all of the management functions performed by our advisor is in our best interests and in the best interests of our stockholders.

If our board of directors should make this determination in the future and seeks to pursue internalizing our management functions through a business combination with our advisor, or by hiring our advisor’s personnel, our board of directors will form a special committee comprised entirely of our independent directors to consider and evaluate any such transaction. Unless and until definitive documentation is executed, we will not be obligated to complete a business combination with our advisor. Pursuant to the advisory agreement, we are not allowed to solicit or hire any of our advisor’s personnel without our advisor’s prior written consent for a one-year period following the termination of the advisory agreement.

We do not intend to pay any compensation or other remuneration to our advisor or its affiliates in connection with any internalization transaction. Subject to the approval of our board of directors, to the extent our advisor or our sponsor performs substantial services or incurs costs in connection with the internalization, we intend to pay our advisor or our sponsor for such services and reimburse our sponsor and its affiliates for any and all costs and expenses reasonably associated with the internalization.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of at least two-thirds of the votes entitled to be cast on the matter. Shares of common stock owned by the acquiror, by officers or by employees who are directors of the corporation are not entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or with respect to which the acquiror has the right to vote or to direct the voting of, other than solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting powers:

●	one-tenth or more but less than one-third;

●	one-third or more but less than a majority; or

●	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of issued and outstanding control shares. Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may repurchase any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights for control shares are considered and not approved.

If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares of stock acquired in a merger or consolidation or on a stock exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the MGCL, we have provided in our bylaws that the control share provisions of the MGCL will not apply to any acquisition by any person of shares of our stock, but our board of directors retains the discretion to opt into these provisions in the future.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by a stockholder may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of our bylaws.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL, or Subtitle 8, permits the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in its charter or bylaws, to any or all of five provisions:

●	a classified board of directors;

●	a two-thirds vote requirement for removing a director;

●	a requirement that the number of directors be fixed only by vote of the directors;

●	a requirement that vacancies on the board of directors be filled only by the remaining directors and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

●	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

We have elected to provide that, at such time as we are eligible to make a Subtitle 8 election, vacancies on our board of directors may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we vest in our board of directors the exclusive power to fix the number of directorships; provided that the number is not fewer than three. We have not elected to be subject to the other provisions of Subtitle 8.

Restrictions on Roll-Up Transactions

In connection with any proposed “roll-up transaction” (as defined below) involving us and the issuance of securities of an entity as defined below that would be created or would survive after the successful completion of the roll-up transaction, an appraisal of all of our assets will be obtained from a competent independent appraiser. In order to qualify as an independent appraiser for this purpose, the person or entity must have no material current or prior business or personal relationship with our advisor or directors and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. If the appraisal will be included in a prospectus used to offer the securities of a roll-up entity, the appraisal shall be filed with the SEC and, if applicable, the states in which registration of such securities is sought as an exhibit to the registration statement for the offering. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of the independent appraiser will clearly state that the engagement is for our benefit and the benefit of our stockholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with any proposed roll-up transaction.

A “roll-up transaction” is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of another entity, which we refer to as a “roll-up entity,” that would be created or would survive after the successful completion of such transaction. The term roll-up transaction does not include:

●	a transaction involving our securities that have been for at least 12 months listed on a national securities exchange; or

●	a transaction involving our conversion to a corporate, trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: common stockholder voting rights; the term of our existence; compensation to our advisor; or our investment objectives.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to stockholders who vote against the proposal the choice of:

(1)	accepting the securities of a roll-up entity offered in the proposed roll-up transaction; or

(2)	one of the following:

(a)	remaining as stockholders and preserving their interests in us on the same terms and conditions as existed previously; or

(b)	receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction

●	that would result in common stockholders having voting rights in a roll-up entity that are less than those provided in our charter, including rights with respect to the election and removal of directors, annual and special meetings, amendment of our charter and our dissolution;

●	that includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the roll-up entity, except to the minimum extent necessary to preserve the tax status of such roll-up entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of our shares held by that investor;

●	in which our common stockholders’ rights to access the records of the roll-up entity will be less than those provided for in our charter and described above in “—Meetings, Special Voting Requirements and Access to Records;” or

●	in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.

Reports to Stockholders

Our charter requires that we prepare an annual report and deliver it to our stockholders within 120 days after the end of each fiscal year. Among the matters that must be included in the annual report are:

●	financial statements that are prepared in accordance with GAAP and are audited by our independent registered public accounting firm;

●	the ratio of the costs of raising capital during the year to the capital raised;

●	the aggregate amount of advisory fees and the aggregate amount of other fees paid to our advisor and any affiliate of our advisor by us or third parties doing business with us during the year;

●	our total operating expenses for the year, stated as a percentage of our average invested assets and as a percentage of our net income;

●	a report from the independent directors that our policies are in the best interests of our stockholders and the basis for such determination; and

●	separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us and our advisor, a director or any affiliate thereof during the year; and the independent directors are specifically charged with a duty to examine and comment in the report on the fairness of the transactions.

Under the Securities Act, we must update this prospectus upon the occurrence of certain events, such as property acquisitions. We will file updated prospectuses and prospectus supplements with the SEC. We are also subject to the informational reporting requirements of the Exchange Act, and accordingly, we will file annual reports, quarterly reports, proxy statements, when applicable, and other information with the SEC. In addition, we will provide stockholders directly with periodic updates, including prospectuses, prospectus supplements, and annual and quarterly reports.

Stockholders may authorize us to provide such periodic updates, electronically by so indicating on their subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such periodic updates electronically. Unless a stockholder elects in writing to receive such periodic updates electronically, all documents will be provided in paper form by mail. Stockholders must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as online charges. The periodic updates will be available on our website. Stockholders may access and print all periodic updates provided through this service. As periodic updates become available, we will notify stockholders by sending them an e-mail message that will include instructions on how to retrieve the periodic updates. If our e-mail notification is returned to us as “undeliverable,” we will contact stockholders to obtain their updated e-mail address. If we are unable to obtain a valid e-mail address for a stockholder, we will resume sending a paper copy by regular U.S. mail to its address of record. A stockholder may revoke their consent for electronic delivery at any time and we will resume sending such stockholder a paper copy of all periodic updates. However, in order for us to be properly notified, a revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide stockholders with paper copies at any time upon request. Such request will not constitute revocation of a prior consent to receive periodic updates electronically.